Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272904

PROSPECTUS

150,000,000 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus relates to the resale by the selling stockholders named herein (the “Selling Stockholders”), including their respective transferees, pledgees or donees, or their respective successors, of up to an aggregate of 150,000,000 shares (the “Shares”) of our common stock, par value $0.001 per share (the “Common Stock”), issuable upon the exercise of warrants (the “Warrants”) or issuable upon exercise of rights for shares of Common Stock (the “Rights”) that are issuable to the holders of the Warrants upon exercise of such rights in lieu of Common Stock in accordance with the terms of the Warrants. For information about the Selling Stockholders, see “Selling Stockholders” on page 18.

The Common Stock offered by the Selling Stockholders will be issued pursuant to the exercise of Warrants in accordance with their terms. The Warrants were issued pursuant to that certain Warrant Purchase Agreement, dated May 15, 2023, by and between us and the Selling Stockholders. The Warrants are subject to a 9.99% beneficial ownership limitation that prohibits the Selling Stockholders from exercising any portion of them if such exercise would cause a Selling Stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of Common Stock that would exceed that ownership limitation. See “Private Placement of Warrants.”

We will not receive any proceeds from the sale of the Common Stock covered by this prospectus by the Selling Stockholders, except for funds received from the exercise of Warrants held by the Selling Stockholders, if and when exercised for cash. All net proceeds from the sale of the Common Stock covered by this prospectus will go to the Selling Stockholders. See “Use of Proceeds.”

The Selling Stockholders may sell all or a portion of the Common Stock covered by this prospectus from time to time in market transactions through any market on which our shares of Common Stock are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. See “Plan of Distribution.”

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “INPX.” On June 22, 2023, the last reported sale price of our Common Stock was $0.19.

Investing in our shares of Common Stock involves a high degree of risk. Before buying any shares of Common Stock, you should review carefully the risks and uncertainties described under the heading “Risk Factors” section beginning on page 5 of this prospectus and in the documents incorporated by reference into this prospectus.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 3, 2023.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC. As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s website described below under the heading “Where You Can Find More Information.”

Neither we nor the Selling Stockholders have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we nor the Selling Stockholders take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. The Selling Stockholders are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus or in any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in such documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

The Selling Stockholders are not offering to sell or seeking offers to purchase these securities in any jurisdiction where the offer or sale is not permitted. We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities as to distribution of the prospectus outside of the United States.

Unless otherwise stated or the context otherwise requires, the terms “Inpixon,” “we,” “us,” “our,” and the “Company” refer collectively to Inpixon and, where appropriate, its subsidiaries.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should read this entire prospectus carefully, including the section entitled “Risk Factors” included elsewhere in this prospectus, and the documents incorporated by reference herein, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto, in the documents incorporated by reference herein. Some of the statements in this prospectus and in the documents incorporated by reference herein, constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Except where otherwise indicated, all share and per share data in this prospectus give retroactive effect to the 1-for-75 reverse stock split effective on October 7, 2022.

The Company

Inpixon is the Indoor Intelligence™ company. Our solutions and technologies help organizations enable smarter, safer and more secure environments. Inpixon customers can leverage our real-time positioning and analytics technologies to achieve higher levels of productivity and performance, increase safety and security, and drive a more connected work environment. We specialize in providing real-time location systems (RTLS) for the industrial sector. As the manufacturing industry has evolved, RTLS technology has become a crucial aspect of Industry 4.0. Our RTLS solution leverages cutting-edge technologies such as IoT, AI, and big data analytics to provide real-time tracking and monitoring of assets, machines, and people within industrial environments. With our RTLS, businesses can achieve improved operational efficiency, enhanced safety and reduced costs. By having real-time visibility into operations, industrial organizations can make informed, data-driven decisions, minimize downtime, and ensure compliance with industry regulations. With our RTLS, industrial businesses can transform their operations and stay ahead of the curve in the digital age.

Inpixon’s full-stack industrial IoT solution provides end-to-end visibility and control over a wide range of assets and devices. It’s designed to help organizations optimize their operations and gain a competitive edge in today’s data-driven world. The turn-key platform integrates a range of technologies, including RTLS, sensor networks, edge computing, and big data analytics, to provide a comprehensive view of an organization’s operations. We help organizations to track the location and status of assets in real-time, identify inefficiencies, and make decisions that drive business growth. Our IoT stack covers all the technology layers, from the edge devices to the cloud. It includes hardware components such as sensors and gateways, a robust software platforms for data management and analysis, and a user-friendly dashboard for real-time monitoring and control. Our solutions also offer robust security features, to help ensure the protection of sensitive data. Additionally, Inpixon’s RTLS provides scalability and flexibility, allowing organizations to easily integrate it with their existing systems and add new capabilities as their needs evolve.

In addition to our Indoor Intelligence technologies and solutions, we also offer:

●	Digital solutions (eTearsheets; eInvoice, and adDelivery) or cloudbased applications and analytics for the advertising, media and publishing industries through our advertising management platform referred to as Shoom by Inpixon; and

●	A comprehensive set of data analytics and statistical visualization solutions for engineers and scientists referred to as SAVES by Inpixon.

We report financial results for three segments: Indoor Intelligence, Shoom and SAVES. For Indoor Intelligence, we generate revenue from sales of hardware, software licenses and professional services. For Shoom and SAVES, we generate revenue from the sale of software licenses.

Corporate Strategy

In order to continue to respond to rapid changes and required technological advancements, as well as increase our shareholder value, we are exploring strategic transactions and opportunities that we believe will enhance shareholder value. Our board of directors has authorized a review of strategic alternatives, including a possible asset sale, merger with another company or spin-off of one or more of our business units. We will also be opportunistic and may consider other strategic and/or attractive transactions, which may include, but not be limited to other alternative investment opportunities, such as minority investments, joint ventures or special purpose acquisition companies. If we make any acquisitions in the future, we expect that we may pay for such acquisitions with cash, equity securities and/or debt in combinations appropriate for each acquisition. In September of 2022, we entered into an Agreement and Plan of Merger in connection with the spin-off and sale of our enterprise apps business which was consummated on March 14, 2023. (See “Recent Events” below for more details). In addition, we have entered into a non-binding letter of intent and are in the due diligence and negotiation stages with another third party in connection with a potential transaction involving the remainder of our business. We may enter into one or more additional non-binding letters of intent in connection with our due diligence and evaluation process.

Recent Events

Enterprise Apps Spin-off and Business Combination

On March 14, 2023, Inpixon completed (the “Closing”) the separation (the “Separation”) of its enterprise apps business (including its workplace experience technologies, indoor mapping, events platform, augmented reality and related business solutions) (the “Enterprise Apps Business”) through a spin-off of CXApp Holding Corp., a Delaware corporation (“CXApp”), to certain holders of Inpixon securities as of March 6, 2023 (the “Record Date”) on a pro rata basis (the “Distribution” or “Enterprise Apps Spin-off”) and merger (the “Merger”) of CXApp with a wholly owned subsidiary of KINS Technology Group Inc., a Delaware corporation (“KINS”), in a Reverse Morris Trust transaction (collectively, the “Transactions”) pursuant to (i) an Agreement and Plan of Merger, dated as of September 25, 2022, by and among Inpixon, KINS, CXApp, and KINS Merger Sub Inc. (the “Merger Agreement”) and (ii) a Separation and Distribution Agreement, dated as of September 25, 2022, among KINS, Inpixon, CXApp and Design Reactor, Inc. (the “Separation Agreement”, and collectively with the Merger Agreement and the other related transaction documents, the “Transaction Agreements”).

In connection with the Closing, KINS was renamed CXApp Inc. (“New CXApp”). Pursuant to the Transaction Agreements, Inpixon contributed cash sufficient to ensure CXApp had $10 million in cash and cash equivalents prior to the deduction of transaction expenses at closing and certain assets and liabilities constituting the Enterprise Apps Business, including certain related subsidiaries of Inpixon, to CXApp (the “Contribution”). In consideration for the Contribution, CXApp issued to Inpixon additional shares of CXApp common stock such that the number of shares of CXApp common stock then outstanding equaled the number of shares of CXApp common stock necessary to effect the Distribution. Pursuant to the Distribution, Inpixon shareholders as of the Record Date received one share of CXApp common stock for each share of Inpixon Common Stock held as of such date. Pursuant to the Merger Agreement, each share of Legacy CXApp common stock was thereafter exchanged for the right to receive 0.09752221612415190 of a share of New CXApp Class A common stock (with fractional shares rounded down to the nearest whole share) and 0.3457605844401750 of a share of New CXApp Class C common stock (with fractional shares rounded down to the nearest whole share). New CXApp Class A common stock and New CXApp Class C common stock are identical in all respects, except that New CXApp Class C common stock is not listed and will automatically convert into New CXApp Class A common stock on the earlier to occur of (i) the 180th day following the closing of the Merger and (ii) the day that the last reported sale price of New CXApp Class A common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period following the closing of the Merger. Upon the closing of the Transactions, Inpixon’s existing security holders held approximately 50.0% of the shares of New CXApp common stock outstanding.

Compliance with Nasdaq Continued Listing Requirement

On April 14, 2023, the Company received a letter from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the closing bid price of our Common Stock for the last 30 consecutive business days beginning on March 2, 2023, and ending on April 13, 2023, the Company no longer meets the requirement to maintain a minimum bid price of $1 per share, as set forth in Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided a period of 180 calendar days, or until October 11, 2023, in which to regain compliance. In order to regain compliance with the minimum bid price requirement, the closing bid price of our Common Stock must be at least $1 per share for a minimum of ten consecutive business days during this 180-day period. In the event that the Company does not regain compliance within this 180-day period, the Company may be eligible to seek an additional compliance period of 180 calendar days if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and provides written notice to Nasdaq of its intent to cure the deficiency during this second compliance period, by effecting a reverse stock split, if necessary. However, if it appears to the Nasdaq staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice to the Company that our Common Stock will be subject to delisting. The letter does not result in the immediate delisting of our Common Stock from the Nasdaq Capital Market. The Company intends to monitor the closing bid price of our Common Stock and consider its available options in the event that the closing bid price of our Common Stock remains below $1 per share.

Private Placement of Warrants

On May 15, 2023, we entered into a Warrant Purchase Agreement (the “Purchase Agreement”) with the Selling Stockholders, pursuant to which we issued and sold in a private placement (the “Private Placement”) an aggregate of 150,000,000 warrants (the “Warrants”) to purchase up to 150,000,000 shares (the “Shares”) of Common Stock issuable upon the exercise of the Warrants, at an offering price of $0.01 per Warrant, for aggregate gross proceeds of approximately $1,500,000 (before deducting fees to the placement agent and other expenses). The Private Placement closed, and the Warrants were issued, on May 17, 2023. Each Warrant is immediately exercisable for one share of Common Stock and will expire one year from the issuance date, unless extended by the Company with the consent of the holder.

The Warrants have an initial exercise price per share of $0.26, which is equal to the Minimum Price as defined in Nasdaq Listing Rule 5635(d), payable in cash or the cancellation of indebtedness, which exercise price may be reduced pursuant to the terms of the Purchase Agreement upon receipt of stockholder approval in accordance with Nasdaq Listing Rule 5635(d), provided that the exercise price will not be less than $0.10 (the “Floor Price”). The Purchase Agreement and the Warrants were amended pursuant to that certain Amendment Agreement, dated as of June 20, 2023, by and between the Company and the Selling Stockholders, which amendment, among other things, established the Floor Price.

This registration statement provides for the resale by the Selling Stockholders of the Shares issuable upon exercise of the Warrants, as required by the terms of the Purchase Agreement.

Maxim Group LLC acted as the sole placement agent (“Maxim” or the “Placement Agent”) on a reasonable best efforts and exclusive basis in connection with the Private Placement, pursuant to the terms of a Placement Agency Agreement (the “Placement Agency Agreement”), dated as of May 15, 2023, by and between us and the Placement Agent.

The terms of the Warrants, the Purchase Agreement and the Placement Agency Agreement are more fully described below under “Private Placement of Warrants.”

At-The-Market Offering Program

On July 22, 2022, we entered into an Equity Distribution Agreement (the “Sales Agreement”) with Maxim under which we may offer and sell shares of our common stock having an aggregate offering price of up to $25 million from time to time through Maxim, acting exclusively our sales agent (the “ATM Offering Program”). On June 13, 2023, we entered into an amendment to the Sales Agreement with Maxim (the “Sales Agreement Amendment”), pursuant to which the aggregate offering price of the ATM Offering Program was increased from $25 million to approximately $27.4 million. During the quarter ended March 31, 2023, the Company sold 9,655,207 shares of Common Stock at share prices between $1.15 and $1.86 per share under the Sales Agreement for gross proceeds of approximately $15.4 million. From April 1, 2023 through June 13, 2023, the Company sold 15,883,217 shares of Common Stock at share prices between $0.200034 and $0.54 per share under the Sales Agreement for gross proceeds of approximately $4.9 million. As of June 13, 2023, approximately $7.1 million is available for the issuance of Common Stock through the ATM Offering Program.

We are not obligated to make any additional sales of shares under the Sales Agreement and no assurance can be given that we will sell any additional shares under the Sales Agreement, or if we do, as to the price or amount of shares that we will sell, or the date on which any such sales will take place.

Corporate Structure

We have four operating subsidiaries: (i) Inpixon Limited (100% ownership) based in Slough, United Kingdom; (ii) Inpixon GmbH (100% ownership) based in Ratingen, Germany; (iii) Game Your Game, Inc., based in Palo Alto, California (55.4%); and (iv) Inpixon India Limited (82.5% ownership) based in Hyderabad, India. In addition, Active Mind Technology Ltd. and Active Mind Technology R&D, both based in Galway, Ireland, are indirect subsidiaries of the Company and the wholly-owned subsidiaries of Game Your Game Inc. Nanotron Technologies GmBh (“Nanotron”), based in Berlin, Germany, is an indirect subsidiary of the Company and the wholly owned subsidiary of Inpixon GmbH and IntraNav GmbH, based in Eschborn, Germany, is an indirect subsidiary of the Company and the wholly owned subsidiary of Nanotron.

Corporate Information

Our principal executive offices are located at 2479 E. Bayshore Road, Suite 195, Palo Alto, CA 94303, and our telephone number is (408) 702-2167. Our subsidiaries maintain offices in Hyderabad, India, Berlin, Germany, Ratingen, Germany, Eschborn, Germany, and Slough, UK. Our Internet website is www.inpixon.com. The information contained on, or that may be obtained from, our website is not a part of this prospectus and should not be considered a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

THE OFFERING

Shares Offered	150,000,000 Shares issuable upon exercise of Warrants held by the Selling Stockholders.

Shares of Common Stock Outstanding Prior to this Offering	38,740,957 shares of Common Stock.

Terms of the Offering	The Selling Stockholders will determine when and how to sell the Shares offered in this prospectus, as described in “Plan of Distribution.”

Use of Proceeds	We will not receive any proceeds from the sale of Shares in this offering. However, we will receive proceeds from the exercise of the Warrants by the Selling Stockholders to the extent they are exercised for cash. In the event we receive proceeds from the cash exercise of the Warrants, we intend to use the aggregate net proceeds from the exercise of the Warrants for general corporate purposes, including working capital. See the sections titled “Use of Proceeds” and “Selling Stockholders” for additional information.

Nasdaq Capital Market Symbol	Our Common Stock is listed on the Nasdaq Capital Market under the symbol “INPX.”

Risk Factors	Investment in our Common Stock involves a high degree of risk and could result in a loss of your entire investment. See the section entitled “Risk Factors” of this prospectus and the section entitled “Risk Factors” in the documents incorporated by reference herein for a discussion of factors you should carefully consider before investing in our Common Stock.

Unless otherwise indicated, the number of shares of our Common Stock outstanding prior to this offering is based on 38,740,957 shares of Common Stock outstanding as of June 13, 2023, and excludes as of such date:

●	57 shares of Common Stock issuable upon the exercise of outstanding stock options under our 2011 Employee Stock Incentive Plan, having a weighted average exercise price of $101,878,058.84 per share;

●	339,386 shares of Common Stock issuable upon the exercise of outstanding stock options under the Company’s 2018 Employee Stock Incentive Plan, having a weighted average exercise price of $83.29 per share;

●	1 share of Common Stock issuable upon the exercise of outstanding stock options not under our 2011 or 2018 Employee Stock Incentive Plan, having a weighted average exercise price of $146,450,902.50 per share;

●	52,331,824 shares of Common Stock available for future issuance under our 2018 Employee Stock Incentive Plan and any other additional shares of our Common Stock that may become available under our 2018 Employee Stock Incentive Plan;

●	34 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $11,238.75 per share;

●	73 shares of Common Stock issuable upon the exercise of Series A warrants at an exercise price of $936.5625 per share;

●	3,846,153 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $5.85 per share;

●	150,000,000 shares of Common Stock issuable upon the exercise of the Warrants at an Initial Exercise Price of $0.26 per share, subject to a lower Adjusted Exercise Price if stockholder approval is obtained in accordance with Nasdaq Listing Rule 5635(d) (provided, however, that the exercise price will not be less than the floor price of $0.10) (see “Private Placement of Warrants” for additional information regarding the exercise price of the Warrants);

●	1 share of Common Stock issuable upon the conversion of 1 outstanding share of Series 4 Convertible Preferred Stock, at a conversion price of $16,740.00 per share;

●	12 shares of Common Stock issuable upon conversion of 126 outstanding shares of Series 5 Convertible Preferred Stock, at a conversion price of $11,238.75 per share; and

●	any additional shares of Common Stock issued after June 13, 2023, including upon conversion or exercise of securities convertible or exercisable for shares of Common Stock.

RISK FACTORS

Investing in any securities offered pursuant to this prospectus involves a high degree of risk. Please see the risk factors set forth in Part I, Item 1A of our Annual Report on Form 10-K, Part II, Item 1A of our Quarterly Report on Form 10-Q, and other filings we make with the SEC, which are incorporated by reference in this prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.” Additional risk factors may be included in a prospectus supplement relating to a particular offering of securities. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. These risks could materially affect our business, results of operations or financial condition and cause the value of our securities to decline.

Risks Related to this Offering and to our Common Stock

Your investment may suffer a decline in value as a result of the volatility of our stock.

The closing market price for our Common Stock has varied between a high of $9.53 on July 11, 2022, and a low of $0.19 on June 22, 2023, in the twelve-month period ended June 22, 2023. During this time, the price per share of our Common Stock has ranged from an intra-day low of $0.19 per share to an intra-day high of $10.85 per share. As a result of fluctuations in the price of our Common Stock, you may be unable to sell your shares at or above the price you paid for them. The market price of our Common Stock is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market, industry and other factors, including the risk factors described under the section captioned “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2022, and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, all of which are incorporated by reference in this prospectus in their entirety. The market price of our Common Stock may also be dependent upon the valuations and recommendations of the analysts who cover our business. If the results of our business do not meet these analysts’ forecasts, the expectations of investors or the financial guidance we provide to investors in any period, the market price of our Common Stock could decline.

In addition, the stock markets in general, and the markets for technology stocks in particular, have experienced significant volatility that has often been unrelated to the financial condition or results of operations of particular companies. These broad market fluctuations may adversely affect the trading price of our Common Stock and, consequently, adversely affect the price at which you could sell the shares that you purchase in this offering. In the past, following periods of volatility in the market or significant price declines, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Our Common Stock may be delisted from The Nasdaq Capital Market which could negatively impact the price of our Common Stock, liquidity and our ability to access the capital markets.

Our Common Stock is currently listed on The Nasdaq Capital Market under the symbol “INPX.” The listing standards of The Nasdaq Capital Market provide that a company, in order to qualify for continued listing, must maintain a minimum stock price of $1.00 and satisfy standards relative to minimum stockholders’ equity, minimum market value of publicly held shares and various additional requirements. If The Nasdaq Stock Market LLC, or Nasdaq, delists our securities from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant negative consequences including:

●	limited availability of market quotations for our securities;

●	a determination that the Common Stock is a “penny stock” which would require brokers trading in the Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of the Common Stock;

●	a limited amount of analyst coverage, if any; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Delisting from The Nasdaq Capital Market could also result in other negative consequences, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest and fewer business development opportunities.

In several instances in the past, including as recently as on April 14, 2023, we received written notification from Nasdaq informing us that because the closing bid price of our Common Stock was below $1.00 for 30 consecutive trading days, our shares no longer complied with the minimum closing bid price requirement for continued listing on Nasdaq under the Nasdaq Listing Rules. Each time, we were given a period of 180 days from the date of the notification to regain compliance with Nasdaq’s listing requirements by having the closing bid price of our Common Stock listed on Nasdaq be at least $1.00 for at least 10 consecutive trading days.

In connection with the April 14, 2023 notice, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided a period of 180 calendar days, or until October 11, 2023, in which to regain compliance. In order to regain compliance with the minimum bid price requirement, the closing bid price of our Common Stock must be at least $1.00 per share for a minimum of ten consecutive business days during this 180-day period. In the event that we do not regain compliance within this 180-day period, we may be eligible to seek an additional compliance period of 180 calendar days if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and provide written notice to Nasdaq of our intent to cure the deficiency during this second compliance period, by effecting a reverse stock split, if necessary. However, if it appears to the Nasdaq staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice to the Company that our Common Stock will be subject to delisting. The letter does not result in the immediate delisting of our Common Stock from the Nasdaq Capital Market.

We intend to monitor the closing bid price of our Common Stock and consider our available options in the event that the closing bid price of our Common Stock remains below $1 per share. While we have regained compliance within the applicable time periods in the past, we cannot be certain that we will be able to regain compliance in connection with the April 14, 2023 notice, or that we will be able to comply with the other continued listing requirements.

If our shares of Common Stock lose their status on Nasdaq, we believe that they would likely be eligible to be quoted on the inter-dealer electronic quotation and trading system operated by OTC Markets Group Inc., commonly referred to as the Pink Open Market and we may also qualify to be traded on their OTCQB market (The Venture Market). These markets are generally not considered to be as efficient as, and not as broad as, Nasdaq. Selling our shares on these markets could be more difficult because smaller quantities of shares would likely be bought and sold, and transactions could be delayed. In addition, in the event our shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our Common Stock or even holding our Common Stock, further limiting the liquidity of our Common Stock. These factors could result in lower prices and larger spreads in the bid and ask prices for our Common Stock.

Sales of our Common Stock or other securities, or the perception that future sales may occur, may cause the market price of our Common Stock to decline, even if our business is doing well.

Sales of our Common Stock or other securities, or the perception that future sales may occur, may cause the market price of our Common Stock to decline, even if our business is doing well. Sales of substantial amounts of our Common Stock or other securities in the public market, or the perception that these sales could occur, could materially and adversely affect the price of our Common Stock and could impair our ability to raise capital through the sale of additional shares. For example, in June 2021, the SEC declared effective a shelf registration statement filed by us. This shelf registration statement allows us to issue any combination of our Common Stock, preferred stock, warrants, units, debt securities and subscription rights from time to time until expiry in June 2024 for an aggregate initial offering price of up to $350 million, subject to certain limitations.

Additionally, through our ATM Offering Program, we may offer and sell shares of our Common Stock having an aggregate offering price of up to approximately $27.4 million from time to time through Maxim, acting as our exclusive sales agent, pursuant to the shelf registration statement and the terms of the Sales Agreement, as amended by the Sales Agreement Amendment. During the quarter ended March 31, 2023, the Company sold 9,655,207 shares of Common Stock at share prices between $1.15 and $1.86 per share under the Sales Agreement for gross proceeds of approximately $15.4 million. From April 1, 2023 through June 13, 2023, the Company sold 15,883,217 shares of Common Stock at share prices between $0.200034 and $0.54 per share under the Sales Agreement for gross proceeds of approximately $4.9 million. As of June 13, 2023, we had an aggregate remaining amount of $61.2 million available for the issuance of securities in offerings under the shelf registration statement, which includes approximately $7.1 million available for the issuance of Common Stock through the ATM Offering Program. However, our ability to raise capital under the shelf registration statement and through the ATM Offering Program may be limited by, among other things, SEC rules and regulations impacting the eligibility of smaller companies to use Form S-3 for primary offerings of securities. Based on our public float, as of the date hereof, we are only permitted to utilize the shelf registration statement subject to Instruction I.B.6. to Form S-3, which is referred to as the “baby shelf” rule. For so long as our public float is less than $75.0 million, we may not sell more than the equivalent of one-third of our public float during any 12 consecutive months pursuant to the baby shelf rules. These rules may limit future issuances of shares by us in connection with the ATM Offering Program or other offerings pursuant to the Company’s effective shelf registration statement on Form S-3. Although alternative public and private transaction structures may be available, these may require additional time and cost, may impose operational restrictions on us, and may not be available on attractive terms. The specific terms of future offerings, if any, under the shelf registration statement would be established at the time of such offering. Depending on a variety of factors, including market liquidity of our Common Stock, the sale of shares under the shelf registration statement may cause the trading price of our Common Stock to decline. The sale of a substantial number of shares of our Common Stock under the shelf registration statement, or anticipation of such sales, could cause the trading price of our Common Stock to decline or make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise desire.

We had 38,740,957 shares of Common Stock outstanding as of June 13, 2023. In addition, as of June 13, 2023, there were 1 share issuable upon conversion of 1 share of Series 4 Convertible Preferred Stock, 12 shares of Common Stock issuable upon conversion of 126 shares of Series 5 Convertible Preferred Stock, 153,846,260 shares subject to outstanding warrants, 339,443 shares subject to outstanding options under the Company’s equity incentive plans, 1 share subject to an option not under such plans and up to an additional 52,331,824 shares of Common Stock which may be issued under the Company’s 2018 Employee Stock Incentive Plan that will become, or have already become, eligible for sale in the public market to the extent permitted by any applicable vesting requirements, lock-up agreements, if any, Rule 144 under the Securities Act or in connection with their registration under the Securities Act. The issuance or sale of such shares could depress the market price of our Common Stock. In the future, we also may issue our securities if we need to raise additional capital. The number of new shares of our Common Stock issued in connection with raising additional capital could constitute a material portion of the then-outstanding shares of our Common Stock.

Historically, we have used our shares of Common Stock to satisfy our outstanding debt obligations, and, in the future, we expect to continue to issue our securities to raise additional capital or satisfy outstanding debt obligations. The number of new shares of our Common Stock issued in connection with raising additional capital or satisfying our outstanding debt obligations could constitute a material portion of the then-outstanding shares of our Common Stock.

Our stockholders may experience substantial dilution in the value of their investment if we issue additional shares of our capital stock.

Our articles of incorporation allows us to issue up to 500,000,000 shares of our common stock, par value $0.001 per share, and to issue and designate the rights of, without stockholder approval, up to 5,000,000 shares of preferred stock, par value $0.001 per share. To raise additional capital, we may in the future sell additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock at prices that are lower than the prices paid by existing stockholders, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders, which could result in substantial dilution to the interests of existing stockholders.

In addition, to the extent that outstanding stock options or warrants have been or may be exercised or preferred stock converted or other shares issued, you may experience further dilution.

We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our Common Stock as to distributions and in liquidation, which could negatively affect the value of our Common Stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, guarantees, preferred stock, hybrid securities, or securities convertible into or exchangeable for equity securities. In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive distributions of our available assets before distributions to the holders of our Common Stock. Because our decision to incur debt and issue securities in future offerings may be influenced by market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings or debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

If our Common Stock is delisted, market liquidity for our Common Stock could be severely affected and our stockholders’ ability to sell their shares of our Common Stock could be limited. A delisting of our Common Stock from Nasdaq would negatively affect the value of our Common Stock. A delisting of our Common Stock could also adversely affect our ability to obtain financing for our operations and could result in the loss of confidence in our company.

If our Common Stock becomes subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on The Nasdaq Capital Market, and if the price of our Common Stock is less than $5.00, our Common Stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Stock, and therefore stockholders may have difficulty selling their shares.

Risks Related to Our Operations, the Business Combination and the Enterprise Apps Spin-off

We have outstanding debt. Such indebtedness, along with the other contractual commitments of our Company, could adversely affect our business, financial condition and results of operations.

As of June 12, 2023, we have an outstanding principal and interest balance of approximately $5.6 million underlying the promissory note issued to a holder which matures on May 17, 2024 (the “July 2022 Note”) and an outstanding principal and interest balance of approximately $8.9 million underlying the promissory note issued to the same holder which matures May 17, 2024 (the “December 2022 Note”).

In addition, the noteholder may require us to redeem (i) 1/3 of the initial principal balance of the July 2022 Note and (ii) 1/6 of the initial principal balance of the December 2022 Note plus any interest accrued under the December 2022 Note each month in cash beginning on the date that is 6 months from the original issue date. The ability to meet payment and other obligations under these notes depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control, including the risk factors described in our most recent Annual Report on Form 10-K. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure debt, exchange debt for other securities, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet debt payment and other obligations, which could have a material adverse effect on our financial condition.

In addition, so long as these notes are outstanding, the holders will have a right of first refusal on certain equity-linked financings and will be entitled to participate in certain equity or debt financings, in each case, subject to certain exceptions. The existence of these rights may deter potential financing sources and may lead to delays in our ability to close proposed financings. Any delay or inability to complete a financing when needed could have a material adverse effect on our financial condition.

We may also incur additional indebtedness in the future. If new debt or other liabilities are added to our current consolidated debt levels, the related risks that we now face could intensify.

The anticipated benefits of the Business Combination may not be achieved.

Inpixon may not be able to achieve the full strategic and financial benefits expected to result from the Business Combination, including the potential that the Business Combination will:

●	allow each business to pursue its own operational and strategic priorities and more quickly respond to trends, developments and opportunities in its respective markets;

●	increase the potential value for Inpixon securityholders to receive shares of the combined company post-Merger based on a pre-transaction equity value of CXApp of $69.0 million;

●	give each business opportunity and flexibility by pursuing its own investment, capital allocation and growth strategies consistent with its long-term objectives;

●	allow investors to separately value each business based on the unique merits, performance and future prospects of each business, providing investors with two distinct investment opportunities;

●	enhance the ability of each business to attract and retain qualified management and to better align incentive-based compensation with the performance of each separate business; and

●	give each of CXApp and Inpixon its own equity currency for use in connection with acquisitions.

Inpixon may not achieve the anticipated benefits of the Business Combination for a variety of reasons. Further, such benefits, if ultimately achieved, may be delayed. In addition, the Business Combination could materially and adversely affect Inpixon’s business, financial condition and results of operations.

The Enterprise Apps Spin-off and Business Combination could give rise to disputes or other unfavorable effects, which could have a material adverse effect on our business, financial position and results of operations.

Disputes with third parties could arise out of the Enterprise Apps Spin-off and Business Combination, and we could experience unfavorable reactions to the transaction from employees, investors, or other interested parties. These disputes and reactions of third parties could have a material adverse effect on our business, financial position, and results of operations. In addition, following the transaction, disputes between us and KINS could arise in connection with any of the Spin-off related agreements.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimates,” “expects,” “intends,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words.

We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including risks described in the section titled “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

●	our history of losses;

●	our ability to achieve profitability;

●	our limited operating history with recent acquisitions;

●	the possibility that anticipated tax treatment and benefits of the spin-off of our enterprise apps business and subsequent Business Combination (defined below) may not be achieved;

●	risks related to our recent acquisitions, the spin-off of our enterprise apps business and subsequent Business Combination that recently closed or any other strategic transactions that we may undertake;

●	our ability to successfully integrate companies or technologies we acquire;

●	emerging competition and rapidly advancing technology in our industry that may outpace our technology;

●	customer demand for the products and services we develop;

●	the impact of competitive or alternative products, technologies and pricing;

●	our ability to manufacture or deliver any products we develop;

●	general economic conditions and events and the impact they may have on us and our potential customers, including, but not limited to increases in inflation rates and rates of interest, supply chain challenges, increased costs for materials and labor, cybersecurity attacks, other lingering impacts resulting from COVID-19, and the Russia/Ukraine conflicts;

●	our ability to obtain adequate financing in the future as needed;

●	our ability to receive and use the proceeds from this offering as discussed in the section entitled “Use of Proceeds”;

●	our ability to consummate strategic transactions which may include acquisitions, mergers, dispositions involving us and any of our business units or other strategic investments;

●	our ability to attract, retain and manage existing customers;

●	our ability to maintain compliance with the continued listing requirements of the Nasdaq Capital Market;

●	lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subjected to and are required to report, including but not limited to, the U.S. Securities and Exchange Commission;

●	our success at managing the risks involved in the foregoing items;

●	impact of any changes in existing or future tax regimes; and

●	other risks and factors discussed in this prospectus.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward looking statements. You should read this prospectus with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. Except as required by law, we undertake no obligation to update publicly any forward looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.

We qualify all of our forward looking statements by these cautionary statements.

PRIVATE PLACEMENT OF WARRANTS

On May 15, 2023, we entered into a Warrant Purchase Agreement (the “Purchase Agreement”) with the Selling Stockholders, pursuant to which we issued and sold in a private placement (the “Private Placement”) an aggregate of 150,000,000 warrants (the “Warrants”) to purchase up to 150,000,000 shares (the “Warrant Shares” and together with the Rights Shares (as defined below) issuable upon exercise of the Rights (as defined below) in lieu of the Warrant Shares, the “Shares”) of our common stock, par value $0.001 per share (the “Common Stock”), at an offering price of $0.01 per Warrant (the “Per Warrant Purchase Price”) for aggregate gross proceeds of approximately $1,500,000 (before deducting fees to the placement agent and other expenses). Each Warrant is immediately exercisable for one share of Common Stock and will expire one year from the issuance date (the “Termination Date”), unless extended by the Company with the consent of the holder.

The Warrants have an initial exercise price per share of $0.26, which is equal to the Minimum Price as defined in Nasdaq Listing Rule 5635(d) (the “Initial Exercise Price”), payable in cash or the cancellation of indebtedness. Upon receipt of stockholder approval, the exercise price will equal the lower of (i) the Initial Exercise Price and (ii) 90% of the lowest VWAP (as defined in the Purchase Agreement) of the Common Stock for the five Trading Days (as defined in the Purchase Agreement) immediately prior to the date on which a Notice of Exercise is submitted to the Company (subject to adjustment as set forth in the Warrants) (the “Adjusted Exercise Price” and together with the Initial Price, as applicable, the “Exercise Price”); provided, however, that the Adjusted Exercise Price will not be less than $0.10 (the “Floor Price”); and provided further that any exercise of the Warrants with an Adjusted Exercise Price will be subject to the Company’s consent unless the trading price of the Common Stock as of the time the Notice of Exercise is delivered to the Company is at least 10% or more above the prior Trading Day’s Nasdaq Official Closing Price. The Purchase Agreement and the Warrants were amended pursuant to that certain Amendment Agreement (the “Amendment”), dated as of June 20, 2023, by and between the Company and the Selling Stockholders, which amendment, among other things, established the Floor Price.

The exercise of the Warrants at the Adjusted Exercise Price is subject to stockholder approval in accordance with Nasdaq Listing Rule 5635. In addition, to the extent stockholder approval is determined to be required by Nasdaq Listing Rule 5635, then we may not issue Warrant Shares or Rights Shares (as defined below), which, in the aggregate, would exceed 5,333,074 shares of Common Stock (i.e., 19.99% of the number of shares of Common Stock outstanding on the Trading Day immediately preceding the date of the Purchase Agreement) (subject to adjustment as set forth in the Warrants). It is unlikely that stockholder approval would be required by Nasdaq Listing Rule 5635 for issuances at the Initial Exercise Price because the Initial Exercise Price is equal to the Minimum Price as defined in Nasdaq Listing Rule 5635(d).

The exercise price and number of Warrant Shares (or Rights Shares in lieu thereof) will be subject to adjustment in the event of any stock dividend or split, reverse stock split, recapitalization, reorganization or similar transaction, as described in the Warrants.

The Selling Stockholders may not exercise the Warrants to the extent such exercise would cause such Selling Stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of Common Stock which would exceed 9.99% of the Company’s then outstanding Common Stock following such exercise (the “Beneficial Ownership Limitation”).

Subject to the satisfaction of certain conditions set forth in the Warrants during a period of seven consecutive Trading Days (the “Measurement Period”), the Company may, within one Trading Day of the end of such Measurement Period (the “Forced Exercise Eligibility Date”), force the holder to exercise its Warrants into up to such aggregate number of Warrant Shares equal to 25% of the quotient obtained by dividing the Traded Value (as defined in the Warrants) by the Exercise Price then in effect (less any Warrant Shares voluntarily exercised by the holder during such Measurement Period or at any time thereafter and prior to the applicable Forced Exercise Date (as defined in the Warrants) (the “Maximum Forced Exercise Share Amount”) as designated in the applicable Forced Exercise Notice (as defined in the Warrants) (each, a “Forced Exercise”). Among other conditions set forth in the Warrants, the Company may not deliver a Forced Exercise Notice, unless, from the beginning of the Measurement Period through the Forced Exercise Date, this registration statement is effective as to all Warrant Shares and the prospectus thereunder is available for use by the Warrant holders for the resale of all such Warrant Shares and the Company has not withheld its consent to an exercise by the holders anytime during the Measurement Period.

In the event that the issuance of Warrant Shares as a result of a Forced Exercise would result in a Warrant holder exceeding the Beneficial Ownership Limitation (such shares, the “Excess Shares”), then, in lieu of the issuance of such Excess Shares, the Company will issue such holder rights to receive such number of Excess Shares (the “Rights”), which such holder may exercise for shares of Common Stock (the “Rights Shares”) at any time pursuant to the terms and conditions of the Warrants, provided that such exercise would not result in such holder exceeding the Beneficial Ownership Limitation. Following any Forced Exercise, a minimum of seven Trading Days must elapse after the Forced Exercise Date prior to the Company sending the Holders a new Forced Exercise Notice. The Company’s right to a Forced Exercise shall be exercised ratably among the Warrant holders based on each Holder’s initial purchase of Warrants.

At any time prior to the Termination Date, the Company may, in its sole discretion, redeem any portion of a Warrant that has not been exercised, in cash, at the Per Warrant Purchase Price, plus all liquidated damages and other costs, expenses or amounts due in respect of the Warrants (the “Redemption Amount”) upon five Trading Days’ written notice to the Warrant holder (the “Redemption Date”). On the Termination Date, the Company will be required to redeem any portion of the Warrants that has not been exercised or redeemed prior to such date through payment of the Redemption Amount in cash. The Company will be required to pay any Redemption Amount within five Trading Days after the Redemption Date or the Termination Date, as applicable.

The Warrant holders will not be permitted to exercise their Warrants upon two Trading Days’ written notice from the Company to the holders (the “Exercise Standstill”) in connection with an offering of our Common Stock or Common Stock Equivalents (as defined in the Warrants) that results in gross proceeds to the Company in excess of $1,000,000 for such period of time as set forth in such written notice. Each Warrant holder will only be subject to the Exercise Standstill to the extent that the holders of the other Warrants issued pursuant to the Purchase Agreement are also bound to the Exercise Standstill.

The Warrants will not be registered nor listed on any exchange. However, pursuant to the Purchase Agreement, we agreed to file a registration statement providing for the resale by the Selling Stockholders of the Shares issuable upon exercise of the Warrants and the Rights, as applicable.

The Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers, customary conditions to closing and customary indemnification rights and obligations of the parties. The closing of the Private Placement occurred on May 17, 2023 (the “Closing Date”), once the customary closing conditions were met.

The Warrants, the Rights and the Shares were not registered under the Securities Act of 1933, as amended (the “Securities Act”), and instead were offered pursuant to the exemption provided in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

Maxim Group LLC acted as the sole placement agent (the “Placement Agent”) on a reasonable best efforts and exclusive basis in connection with the Private Placement, pursuant to the terms of a Placement Agency Agreement (the “Placement Agency Agreement”), dated as of May 15, 2023, by and between us and the Placement Agent. On the Closing Date, the Placement Agent received a closing cash fee of 2.75% of the gross proceeds received by the Company from the Selling Stockholders at the closing. Additionally, the Placement Agent is entitled to a cash fee equal to 5.5% of the gross proceeds received by the Company from the Selling Stockholders upon the exercise of Warrants for cash, to be paid on a weekly basis during the exercise period of the Warrants as to any exercise proceeds received by the Company from a Selling Stockholder pursuant to the exercise of Warrants for cash (but not through the cancellation of indebtedness) during the preceding week.

The foregoing summaries of the Warrants, the Purchase Agreement, the Amendment and the Placement Agency Agreement do not purport to be complete and are qualified in their entirety by reference to the definitive transaction documents. Copies of the Purchase Agreement, the Placement Agency Agreement and the form of Warrant were attached as Exhibits 10.6, 10.7 and 4.7, respectively, to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 16, 2023, which is incorporated by reference herein. A copy of the form of Amendment was attached as Exhibit 10.1 to our Current Report on Form 8-K, filed with the SEC on June 21, 2023, which is incorporated by reference herein.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. However, we will receive proceeds from the exercise of the Warrants by the Selling Stockholders to the extent they are exercised for cash. We estimate that the maximum proceeds that we may receive from the exercise of the Warrants, assuming all the Warrants are fully exercised on a cash basis at the Initial Exercise Price, will be $39,000,000; provided, however, that if, upon the receipt of stockholder approval, the exercise price adjusts to an Adjusted Exercise Price that is lower than the Initial Exercise Price (subject to the Floor Price), we may receive less proceeds, if any, than the foregoing estimate. If all of the Warrants are exercised on a cash basis at the Floor Price, then we would receive approximately $15,000,000 in cash proceeds. In addition, we do not know whether any of the Warrants will be exercised or, if any of the Warrants are exercised, when they will be exercised. It is possible that the Warrants will expire and never be exercised. The Warrants may also be exercised through the cancellation of indebtedness owed by us to the Selling Stockholders. In these circumstances, even if the Warrants are exercised, we would not receive any proceeds; however, the amount of indebtedness we would be required to repay, if any, would be reduced.

We will retain broad discretion over the use of the net proceeds to us from the exercise of the Warrants. Unless otherwise provided in the applicable prospectus supplement, we currently expect to use the aggregate net proceeds from the exercise of the Warrants, if any, primarily for working capital, general corporate purposes and in furtherance of our corporate strategy which may include investing in, acquiring businesses or technologies or other strategic transactions to facilitate our long term growth, increase our revenues, enhance our technology and product offerings, expand our verticals and/or our international presence and global footprint or enhance our shareholder value. The expected use of net proceeds from the exercise of the Warrants represents our current intentions based on our present plans and business conditions. We cannot specify with certainty all of the particular uses for the net proceeds to be received from the exercise of the Warrants. Pending application of the net proceeds as described above, we may invest the net proceeds from the exercise of the Warrants, if any, in short-term, investment-grade, interest-bearing securities. The actual allocation of proceeds realized from the exercise of the Warrants will depend upon the amount and timing of such exercises, our operating revenues and cash position at such time and our working capital requirements.

The Selling Stockholders will pay any expenses incurred by the Selling Stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Stockholders in disposing of their Shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the Shares covered by this prospectus, including, without limitation, all registration fees and fees and expenses of our counsel and our accountants.

DIVIDEND POLICY

To date, we have paid no cash dividends on our shares of Common Stock and we do not expect to pay cash dividends on our Common Stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Therefore, any potential return investors may have in our Common Stock will be in the form of appreciation, if any, in the market value of their shares of Common Stock. We are not subject to any legal restrictions respecting the payment of dividends, except that we may not pay dividends if the payment would render us insolvent. Any future determination as to the payment of cash dividends on our Common Stock will be at the discretion of our Board of Directors.

DESCRIPTION OF CAPITAL STOCK

Our Common Stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our articles of incorporation, as amended, and our bylaws, as amended. We encourage you to read our articles of incorporation, our bylaws and the applicable provisions of the Nevada Revised Statutes for additional information.

Authorized and Outstanding Capital Stock

As of the date of this prospectus, we currently have 505,000,000 authorized shares of capital stock, par value $0.001 per share, of which 500,000,000 were shares of Common Stock and 5,000,000 were shares of “blank check” preferred stock. As of June 13, 2023, we had 38,740,957 shares of Common Stock outstanding and held by 167 stockholders of record, 1 share of Series 4 Convertible Preferred Stock outstanding and 126 shares of Series 5 Convertible Preferred Stock outstanding.

Common Stock

The holders of our Common Stock are entitled to one vote per share. In addition, the holders of our Common Stock will be entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our board of directors and issued in the future.

Preferred Stock

Our board of directors are authorized, subject to any limitations prescribed by law, without further vote or action by our stockholders, to issue from time to time shares of preferred stock in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

The issuance of our preferred stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. We have no current plan to issue any shares of preferred stock.

Conversion Price Adjustment

Stock Dividends and Stock Splits. If we pay a stock dividend or otherwise make a distribution payable in shares of Common Stock on shares of Common Stock or any other Common Stock equivalents, subdivide or combine outstanding Common Stock, or reclassify Common Stock, the conversion price will be adjusted by multiplying the then conversion price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately before such event, and the denominator of which shall be the number of shares outstanding immediately after such event.

Series 4 Convertible Preferred Stock

Our board of directors designated 10,415 shares of preferred stock as Series 4 Convertible Preferred Stock, $0.001 par value with a stated value of $1,000 (also referred to herein as the Series 4 Preferred). As of June 13, 2023, there was one share of Series 4 Preferred outstanding convertible into 1 share of Common Stock. Our board of directors may, without stockholder approval, issue shares of an additional class or series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of the Common Stock or the convertible preferred stock, except as prohibited by the certificate of designation of preferences, rights and limitations of the designated preferred stock.

Liquidation. Upon any dissolution, liquidation or winding up, whether voluntary or involuntary, holders of Series 4 Preferred are entitled to receive distributions out of our assets, whether capital or surplus, of the same amount that a holder of Common Stock would receive if the Series 4 Preferred were fully converted (disregarding for such purposes any conversion limitations hereunder) to Common Stock which amounts shall be paid pari passu with all holders of Common Stock.

Dividends. Holders of the Series 4 Preferred are entitled to receive dividends equal (on an “as converted to common stock” basis) to and in the same form as dividends actually paid on shares of our Common Stock when, as and if such dividends are paid on shares of our Common Stock. No other dividends will be paid on shares of Series 4 Preferred.

Conversion. Each share of Series 4 Preferred is convertible, at any time and from time to time at the option of the holder thereof, into that number of shares of Common Stock determined by dividing the stated value of $1,000 by the conversion price equal to the current conversion price of $4.96 per share (subject to adjustment described below).

Anti-Dilution Protection. The Series 4 Preferred contain an anti-dilution protection feature, to adjust the conversion price if shares of Common Stock are sold or issued for a consideration per share less than the conversion price then in effect (subject to certain exemptions), provided, that the conversion price will not be less than $4.96. The current conversion price is $4.96.

Series 5 Convertible Preferred Stock

Our board of directors designated 12,000 shares of preferred stock as Series 5 Convertible Preferred Stock, $0.001 par value with a stated value of $1,000 (also referred to herein as the Series 5 Preferred). As of June 13, 2023, there were 126 shares of Series 5 Preferred outstanding convertible into 126 shares of Common Stock. Our board of directors may, without stockholder approval, issue shares of an additional class or series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of the Common Stock or the convertible preferred stock, except as prohibited by the certificate of designation of preferences, rights and limitations of the designated preferred stock.

Conversion. Each share of Series 5 Convertible Preferred Stock will be convertible at the option of the holder at any time, into the number of shares of our Common Stock determined by dividing the $1,000 stated value per share of the Series 5 Convertible Preferred Stock by a conversion price of $3.33 per share. In addition, the conversion price per share is subject to adjustment for stock dividends, distributions, subdivisions, combinations or reclassifications. Subject to limited exceptions, a holder of the Series 5 Convertible Preferred Stock will not have the right to convert any portion of the Series 5 Convertible Preferred Stock to the extent that, after giving effect to the conversion, the holder, together with its affiliates, would beneficially own in excess of 4.99% (subject to adjustment to up to 9.99% solely at the holder’s discretion upon 61 days’ prior notice to us) of the number of shares of our Common Stock outstanding immediately after giving effect to its conversion.

Fundamental Transactions. In the event we effect certain mergers, consolidations, sales of substantially all of our assets, tender or exchange offers, reclassifications or share exchanges in which our Common Stock is effectively converted into or exchanged for other securities, cash or property, we consummate a business combination in which another person acquires 50% of the outstanding shares of our Common Stock, or any person or group becomes the beneficial owner of 50% of the aggregate ordinary voting power represented by our issued and outstanding Common Stock, then, upon any subsequent conversion of the Series 5 Convertible Preferred Stock, the holders of the Series 5 Convertible Preferred Stock will have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of Common Stock then issuable upon conversion in full of the Series 5 Convertible Preferred Stock.

Dividends. Holders of Series 5 Convertible Preferred Stock shall be entitled to receive dividends (on an as-if-converted-to-common-stock basis) in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of Common Stock.

Voting Rights. Except as otherwise provided in the certificate of designation or as otherwise required by law, the Series 5 Convertible Preferred Stock has no voting rights.

Liquidation Preference. Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, holders of Series 5 Convertible Preferred Stock will be entitled to receive out of our assets, whether capital or surplus, the same amount that a holder of Common Stock would receive if the Series 5 Convertible Preferred Stock were fully converted (disregarding for such purpose any conversion limitations under the certificate of designation) to Common Stock, which amounts shall be paid pari passu with all holders of Common Stock.

Redemption Rights. We are not obligated to redeem or repurchase any shares of Series 5 Convertible Preferred Stock. Shares of Series 5 Convertible Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous provisions.

Anti-Takeover Effects of Nevada Law and our Articles of Incorporation and Bylaws

Our articles of incorporation, our bylaws and the Nevada Revised Statutes contain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, proxy contests or otherwise. These provisions have been implemented to enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interest of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.

Set forth below is a description of the provisions contained in our articles of incorporation, bylaws and Nevada Revised Statutes that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation and bylaws, forms of each of which are included as exhibits to the registration statement of which this prospectus forms a part.

Authorized But Unissued Preferred Stock

We are currently authorized to issue a total of 5,000,000 shares of preferred stock. Our articles of incorporation provide that the board of directors may issue preferred stock by resolutions, without any action of the stockholders. In the event of a hostile takeover, the board of directors could potentially use this preferred stock to preserve control.

Filling Vacancies

Our bylaws establish that the board shall be authorized to fill any vacancies on the board arising due to the death, resignation or removal of any director. The board is also authorized to fill vacancies if the stockholders fail to elect the full authorized number of directors to be elected at any annual or special meeting of stockholders. Vacancies in the board may be filled by a majority of the remaining directors then in office, even though less than a quorum of the board, or by a sole remaining director.

Removal of Directors

The provisions of our bylaws may make it difficult for our stockholders to remove one or more of our directors. Our bylaws provide that the entire board of directors, or any individual director, may be removed from office at any special meeting of stockholders called for such purpose by vote of the holders of two-thirds of the voting power entitling the stockholders to elect directors in place of those to be removed. Furthermore, according to our bylaws, no director may be removed (unless the entire board is removed) when the votes cast against removal or not consenting in writing to such removal would be sufficient to elect such director if voted cumulatively at an election at which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote, were voted) and the entire number of directors authorized at the time of the directors’ most recent election were then being elected. Our bylaws also provide that when, by the provisions of our articles of incorporation, the holders of the shares of any class or series voting as a class or series are entitled to elect one or more directors, any director so elected may be removed only by the applicable vote of the holders of the shares of that class or series.

Board Action Without Meeting

Our bylaws provide that the board may take action without a meeting if all the members of the board consent to the action in writing. Board action through consent allows the board to make swift decisions, including in the event that a hostile takeover threatens current management.

No Cumulative Voting

Our bylaws and articles of incorporation do not provide the right to cumulate votes in the election of directors. This provision means that the holders of a plurality of the shares voting for the election of directors can elect all of the directors. Non-cumulative voting makes it more difficult for an insurgent minority stockholder to elect a person to the board of directors.

Stockholder Proposals

Except to the extent required under applicable laws, we are not required to include on our proxy card, or describe in our proxy statement, any information relating to any stockholder proposal and disseminated in connection with any meeting of stockholders.

Amendments to Articles of Incorporation and Bylaws

Our articles of incorporation give both the directors and the stockholders the power to adopt, alter or repeal the bylaws of the corporation. Any adoption, alteration, amendment, change or repeal of the bylaws by the stockholders requires an affirmative vote by a majority of the outstanding stock of the company. Any bylaw that has been adopted, amended, or repealed by the stockholders may be amended or repealed by the board, except that the board shall have no power to change the quorum for meetings of stockholders or of the board or to change any provisions of the bylaws with respect to the removal of directors or the filling of vacancies in the board resulting from the removal by the stockholders. Any proposal to amend, alter, change or repeal any provision of our articles of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the classes of our capital stock entitled to vote on such amendment or repeal, voting together as a single class, at a duly constituted meeting of stockholders called expressly for that purpose.

Nevada Statutory Provisions

We are subject to the provisions of NRS 78.378 to 78.3793, inclusive, an anti-takeover law, which applies to any acquisition of a controlling interest in an “issuing corporation.” In general, such anti-takeover laws permit the articles of incorporation, bylaws or a resolution adopted by the directors of an “issuing corporation” (as defined in NRS 78.3788) to impose stricter requirements on the acquisition of a controlling interest in such corporation than the provisions of NRS 78.378 to 78.3793, inclusive, as well as permit the directors of an issuing corporation to take action to protect the interests of the corporation and its stockholders, including, but not limited to, adopting plans, arrangements or other instruments that grant or deny rights, privileges, power or authority to holder(s) of certain percentages of ownership and/or voting power. Further, an “acquiring person” (and those acting in association) only obtains such voting rights in the control shares as are conferred by resolution of the stockholders at either a special meeting requested by the acquiring person, provided it delivers an offeror’s statement pursuant to NRS 78.3789 and undertakes to pay the expenses thereof, or at the next special or annual meeting of stockholders. In addition, the anti-takeover law generally provides for (i) the redemption by the issuing corporation of not less than all of the “control shares” (as defined) in accordance with NRS 78.3792, if so provided in the articles of incorporation or bylaws in effect on the 10th day following the acquisition of a controlling interest in an “issuing corporation”, and (ii) dissenter’s rights pursuant to NRS 92A.300 to 92A.500, inclusive, for stockholders that voted against authorizing voting rights for the control shares.

We are also subject to the provisions of NRS 78.411 to 78.444, inclusive, which generally prohibits a publicly held Nevada corporation from engaging in a “combination” with an “interested stockholder” (each as defined) that is the beneficial owner, directly or indirectly, of at least ten percent of the voting power of the outstanding voting shares of the corporation or is an affiliate or associate of the corporation that previously held such voting power within the past three years, for a period of three years after the date the person first became an “interested stockholder”, subject to certain exceptions for authorized combinations, as provided therein.

In accordance with NRS 78.195, our articles of incorporation provide for the authority of the board of directors to issue shares of preferred stock in series by filing a certificate of designation to establish from time to time the number of shares to be included in such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, subject to limitations prescribed by law.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A.

Nasdaq Capital Market Listing

Our Common Stock is currently traded on the Nasdaq Capital Market under the symbol “INPX.”

SELLING STOCKHOLDERS

We have prepared this prospectus to allow the Selling Stockholders we have identified herein, including their respective transferees, pledgees, donees and successors in interest, to offer for resale up to 150,000,000 shares (the “Shares”) of our Common Stock (assuming exercise of all Warrants or Rights).

The Common Stock being offered by the Selling Stockholders is that issuable to the Selling Stockholders upon exercise of the Warrants. For additional information regarding the issuances of the Shares and Warrants, see “Private Placement of Warrants” above. We are registering the Shares in order to permit the Selling Stockholders to offer the Shares for resale from time to time.

The registration of the sale of the Shares held by the Selling Stockholders does not mean that they will sell or otherwise dispose of all or any of those Shares. The Selling Stockholders may sell or otherwise dispose of all, a portion or none of such Shares from time to time. See “Plan of Distribution.” We do not know the number of Shares, if any, that will be offered for sale or other disposition by the Selling Stockholders under this prospectus. Furthermore, the Selling Stockholders may have sold, transferred or disposed of the Shares covered hereby in transactions exempt from the registration requirements of the Securities Act since the date on which we filed this prospectus. As a result, we cannot estimate the number of Shares the Selling Stockholders will beneficially own after termination of sales under this prospectus. In addition, the Selling Stockholders may have sold, transferred or otherwise disposed of all or a portion of its Shares since the date on which it provided information for the table below.

In accordance with the terms of the Purchase Agreement with the Selling Stockholders, this prospectus generally covers the resale of the maximum number of Shares issuable upon exercise of the Warrants issued pursuant to such Purchase Agreement or Rights in accordance with the terms of the Warrants, determined as if the outstanding Warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, without regard to any limitations on the exercise of the Warrants or Rights.

Except as otherwise described in this prospectus, the Selling Stockholders have not, or within the past three years has not had, any position, office or other material relationship with us or any of our affiliates. No Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer.

The table below sets forth certain information with respect to the Selling Stockholders, including (i) the name of each Selling Stockholder; (ii) the number of shares of our Common Stock beneficially owned by each Selling Stockholder before this offering; (iii) the maximum number of Shares being offered by each Selling Stockholder pursuant to this prospectus; and (iv) each Selling Stockholder’s beneficial ownership after completion of this offering, assuming that all of the Shares covered hereby (but no other shares of Common Stock, if any, held by such Selling Stockholder) are sold.

The table is based on information supplied to us by the Selling Stockholders or in Schedules 13G or 13D and other public documents filed with the SEC, with beneficial ownership and percentage ownership determined in accordance with the rules and regulations of the SEC, and includes information with respect to voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose.

The percentage of the Selling Stockholders’ ownership before and after this offering is based on 38,740,957 shares of Common Stock outstanding as of June 13, 2023.

Name and Address of Selling Stockholder	No. of Shares of Common Stock Beneficially Owned Prior to this Offering(1)	Percentage of Outstanding Shares of Common Stock Beneficially Owned Prior to this Offering	No. of Shares of Common Stock Offered by Selling Stockholders(1)	No. and Percentage of Outstanding Shares of Common Stock Beneficially Owned Subsequent to this Offering(2)
Streeterville Capital, LLC(3)	4,299,768	9.99%	75,000,000	*
Anson(4)	4,299,768	9.99%	75,000,000	*

*	Represents beneficial ownership of less than 1%.

(1)	Assumes all Warrants are exercised at the Initial Exercise Price.
(2)	We have assumed that the Selling Stockholders will not acquire beneficial ownership of any additional securities issued by us during the Offering.
(3)

The number of shares beneficially owned by Streeterville Capital LLC (“Streeterville”) excludes 70,700,232 Shares issuable upon the exercise of the Warrants. The terms of the Warrants limit the number of shares of our Common Stock that the holder, together with its affiliates and attribution parties, can beneficially own, following exercise of such Warrants, to a maximum of 9.99% of our outstanding Common Stock (the “Beneficial Ownership Limitation”). John M. Fife has voting and dispositive power over shares held by Streeterville Capital, LLC. The address of Streeterville Capital, LLC is 303 East Wacker Drive, Suite 1040, Chicago, Illinois 60601.

(4)	The number of shares beneficially owned by Anson East Master Fund LP and Anson Investments Master Fund LP (“Anson”), in the aggregate, excludes 70,700,232 Shares issuable upon the exercise of the Warrants held by Anson, which are subject to the Beneficial Ownership Limitation described above in footnote (3). Without regard to the Beneficial Ownership Limitation, Anson Investments Master Fund LP beneficially owns 60,000,000 Shares issuable upon the exercise of the Warrants and Anson East Master Fund LP beneficially owns 15,000,000 Shares issuable upon the exercise of the Warrants. Anson Advisors Inc and Anson Funds Management LP, the Co-Investment Advisers of Anson, hold voting and dispositive power over the shares held by Anson. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Winson, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The principal business address of Anson is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

PLAN OF DISTRIBUTION

We are registering the Shares issuable to the Selling Stockholders upon the exercise of the Selling Stockholders’ Warrants purchased in the Private Placement to permit the resale of these Shares by the holders of the Shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the Shares. We will bear all fees and expenses incident to our obligation to register the Shares.

The Selling Stockholders, which may include donees, pledgees, transferees or other successors-in-interest selling the Shares or interests in the Shares received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer, may sell all or a portion of the Shares beneficially owned by them and offered hereby from time to time on any stock exchange, market or trading facility on which the Shares are traded or in private transactions.

A Selling Stockholder may use any one or more of the following methods when disposing of the Shares or interests therein:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	through agreements between broker-dealers and a Selling Stockholder to sell a specified number of such Shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted by applicable law.

The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The Selling Stockholders also may transfer the Shares in other circumstances, in which case the pledgees, transferees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders also may resell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(a)(1) under the Securities Act, if available, rather than under this prospectus; provided that they meet the criteria and conform to the requirements of those provisions.

In connection with the sale of our Common Stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into options or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to each such broker-dealer or other financial institution of the Shares offered by this prospectus, which Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock offered by them will be the purchase price of the Common Stock less discounts or commissions, if any. The Selling Stockholders reserve the right to accept and, together with their respective agents from time to time, to reject, in whole or in part, any proposed purchase of Common Stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the Common Stock or interests therein may be “underwriters”  within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the Shares may be underwriting discounts and commissions under the Securities Act. If a Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the Shares to be sold, the name of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

If underwriters are used in the sale, the Shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In connection with any such underwritten sale of the Shares, underwriters may receive compensation from the Selling Stockholders, for whom they may act as agents, in the form of discounts, concessions or commissions. If a Selling Stockholder uses an underwriter or underwriters to effectuate the sale of Shares, we and/or it will execute an underwriting agreement with those underwriters at the time of sale of those Shares.

To the extent required by law, the names of the underwriters will be set forth in a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes the prospectus supplement and the accompanying prospectus used by the underwriters to sell those securities. The obligations of the underwriters to purchase those Shares will be subject to certain conditions precedent, and unless otherwise specified in a prospectus supplement, the underwriters will be obligated to purchase all Shares offered by such prospectus supplement if any of such Shares are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their respective affiliates. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the Shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the Selling Stockholders and certain of their respective affiliates against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We have agreed with the Selling Stockholders to keep the registration statement of which this prospectus forms a part effective until the date on which the Selling Stockholders no longer own the Warrants or the Shares issuable upon exercise thereof, which are covered by such registration statement.

Listing

Our Common Stock is listed on the Nasdaq Capital Market under the trading symbol “INPX.”

LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for us by Mitchell Silberberg & Knupp LLP, New York, New York.

EXPERTS

Marcum LLP, independent registered public accounting firm, has audited our consolidated financial statements for the years ended December 31, 2022 and 2021, which have been retroactively recast to present the assets, liabilities and results of operations related to CXApp as discontinued operations, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our consolidated financial statements are incorporated by reference in reliance on Marcum LLP, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the Securities Act, a registration statement on Form S-1 relating to the securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and the securities we are offering by this prospectus you should refer to the registration statement, including the exhibits and schedules thereto. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is http://www.sec.gov.

We file periodic reports, proxy statements and other information with the SEC in accordance with requirements of the Exchange Act. These periodic reports, proxy statements and other information are available at the SEC’s website address referred to above. You may also access our reports and proxy statements free of charge at our website, www.inpixon.com. The information contained on our website is not a prospectus and does not constitute a part of this prospectus. The prospectus included in this filing is part of a registration statement filed by us with the SEC. The full registration statement can be obtained from the SEC, as indicated above, or from us. You may request a copy of any of our periodic reports filed with the SEC at no cost, by writing or telephoning us at the following address:

Inpixon

Attn: Secretary

2479 E. Bayshore Road, Suite 195

Palo Alto, CA 94303

(408) 702-2167

You should rely only on the information contained in or incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. We hereby incorporate by reference the following information or documents into this prospectus, except for information “furnished” under Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC which is not deemed filed and not incorporated in this prospectus:

●	our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on April 17, 2023;

●	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the SEC on May 16, 2023;

●	our Current Reports on Form 8-K, filed with the SEC on January 26, 2023, February 13, 2023, February 14, 2023, February 17, 2023, February 28, 2023, March 20, 2023, March 30, 2023, April 10, 2023, May 12, 2023, May 15, 2023, May 19, 2023, June 1, 2023, June 13, 2023, June 20, 2023 and June 21, 2023 and on Form 8-K/A, filed with the SEC on March 21, 2023; and

●	the description of our Common Stock contained in the “Description of Registrant’s Securities” filed as Exhibit 4.15 to our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on April 17, 2023.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the securities made by this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

Upon written or oral request, we will provide to you, without charge, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Please send requests to:

Inpixon

Attn: Secretary

2479 E. Bayshore Road, Suite 195

Palo Alto, CA 94303

(408) 702-2167

In addition, you may obtain a copy of these filings from the SEC as described in the section entitled “Where You Can Find More Information.”

The information accessible through any website referred to in this prospectus or any document incorporated herein is not, and should not be deemed to be, a part of this prospectus.

150,000,000 SHARES OF COMMON STOCK

Offered by the Selling Stockholders

PROSPECTUS

July 3, 2023